Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Huttig Building Products, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of Huttig Building Products, Inc. of our reports dated March 7, 2005, with respect to the consolidated balance sheet of Huttig Building Products, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004.

/s/ KPMG, LLP

St. Louis, Missouri

January 17, 2006